Exhibit 99.1

FEMSA Forward

Focused Leadership in Retail & Beverages

Announcing results of strategic review

Monterrey, Mexico, February 15, 2023 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced today that its Board of Directors has approved a new long-range plan to maximize value creation, as well as a series of decisions resulting from its strategic review process.

•	During 2022 FEMSA carried out a thorough strategic review of its business platform, including the bottom-up definition of long-range plans for each business unit, as well as the top-down analysis of the optimal corporate and capital structure, to ensure full alignment between the Board and management as to how to pursue and maximize value creation.

•	Consistent with this vision, FEMSA has determined that the best path to maximize long term value creation is by focusing on its core business verticals which have the highest strategic relevance, growth potential, and financial and competitive strength:

o	Retail, with excellent long-term growth opportunities, comprised of Proximity, Health, and Fuel.

o	Coca-Cola FEMSA, leveraging its leading competitive position and excellent execution, combined with significant financial strength and strategic opportunities.

o	Digital, building a powerful value-added financial ecosystem, while playing a key role in leveraging the connection among FEMSA’s core business units.

•	The decisions announced today, and the resulting corporate and capital structure, are aligned with FEMSA’s strategic priorities of driving long-term growth, increasingly enabled by digital capabilities, always within its core business verticals, and with a disciplined capital allocation approach.

José Antonio Fernández Carbajal, FEMSA’s Executive Chairman of the Board, commented:

“After thoroughly analyzing our business platforms, including their strategic opportunities, long-range plans, and the best strategy to continue to drive growth and allocate capital in the future, FEMSA’s Board of Directors has approved a series of decisive actions. Once completed, these actions will materially simplify FEMSA’s corporate structure, providing increased strategic clarity and focus. They will also allow us to return capital to our shareholders over time.”

Daniel Rodríguez Cofré, FEMSA’s Chief Executive Officer, commented:

“Following the definition and approval of FEMSA’s long-range plan, we are convinced that the best way to continue creating value at FEMSA is through a structure that focuses solely on the businesses that are core to us, where we have built leading platforms, and that have proven capabilities, financial strength, and dynamic avenues for growth. Just as importantly, we are providing the strategic framework, priorities, and capital structure parameters that will increase visibility into FEMSA for investors and market participants. We are confident that the FEMSA Forward vision presented today will position our company to create significant economic, social, and sustainable long-term value for all our shareholders.”

Specific actions to be taken

As a result of the review, the Board of Directors of FEMSA has approved a series of actions and divestitures conducive to achieving this strategic focus within the next 24 to 36 months:

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	February 15, 2023	| Page 1

▪	Divestiture of Heineken investment, subject to market conditions. FEMSA-appointed directors will resign from the Heineken Boards.

▪	FEMSA will explore strategic alternatives for Envoy Solutions, FEMSA’s other minority investment, and other non-core, non-strategic business units.

▪	FEMSA will seek to reduce its existing debt to achieve a target leverage of approximately 2x Net Debt/EBITDA ex-KOF[1], maintaining a solid investment grade credit rating.

▪	Capital in excess of that required for organic and inorganic growth in our core business verticals will be returned to FEMSA shareholders over time.

Recent Developments

•	Based on preliminary unaudited figures for the fourth quarter of 2022, FEMSA’s total consolidated revenues increased 23% driven by growth across all of FEMSA’s business units. Over the same period, gross profit increased 21% and income from operations increased 12%. Net consolidated income was Ps. 9,257 million.

FEMSA’s management will host a conference call on February 17, 9:00 AM EST (8:00 AM Mexico Central Time) to go over today’s announcement in more detail. Please register here to participate.

1 Net Debt / EBITDA ex-KOF: (Total Financial Debt ex-KOF + Lease Liabilities ex-KOF – Total Cash ex-KOF) / (FEMSA Retail businesses EBITDA + dividends received from Coca-Cola FEMSA)

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	February 15, 2023	| Page 2

This communication contains preliminary unaudited financial information that has been prepared in accordance with IFRS, as issued by the IASB. This preliminary unaudited financial information has not been audited or reviewed by our independent auditors and material differences may result from such audit or review.

This communication also contains financial information that is not calculated or recognized in accordance with IFRS. This non-IFRS financial information is based on or derives from our accounting books and records. Non-IFRS financial information may be useful as supplemental information, but may be calculated differently or not be comparable with similar financial information used by other companies in the same or similar industries. Non-IFRS financial information should not be considered as an alternative to financial information prepared in accordance with IFRS.

Forward-Looking Statements

This communication contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that any of the plans and transactions described herein will be consummated or as to the ultimate terms of any such plans or transactions. FEMSA undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Division operating OXXO, a small-format store chain, OXXO Gas, a chain of retail service stations, and Valora, an operator of convenience and foodvenience formats present in 5 countries in Europe. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Digital@FEMSA, which includes Spin by OXXO and OXXO Premia, among other loyalty and digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, as the second largest shareholder of Heineken, one of the world’s leading brewers with operations in over 70 countries. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 320,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	February 15, 2023	| Page 3